Exhibit 21.1

The table below is a complete list of the Company’s subsidiaries:

Name	Principal Activities	Country
Barra Américas Editora Ltda.	Educational content	Brazil
Distribuidora de Material Didático Desterro Ltda.	Educational content	Brazil
Novagaúcha Editora e Livraria Ltda.	Educational content	Brazil
SAS Sistema de Ensino Ltda.	Educational content	Brazil
SAS Desenvolvimento Educacional Ltda.	Educational content	Brazil
SAS Livrarias Ltda.	Educational content	Brazil
SAE Digital S.A.	Educational content	Brazil
Escola de Aplicação São José dos Campos Ltda.	Educational content	Brazil
International School Serviços de Ensino, Treinamento e Editoração, Franqueadora S.A.	Educational content	Brazil
NS Ventures Participações Ltda.	Educational content	Brazil
NS Educação Ltda.	Educational content	Brazil